Mail Stop 4561

April 22, 2010

Stephen J. Wiehe, President and Chief Executive Officer
SciQuest, Inc.
6501 Weston Parkway, Suite 200
Cary, North Carolina 27513

>   **Re: SciQuest, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 26, 2010**
>   **File No. 333-165720**

Dear Mr. Wiehe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. With respect to every third-party statement in your prospectus, such as the market data by AMR Research on page 1, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly

mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

3. We note that you have included graphic presentations in your registration statement. Please be advised that we will contact you separately regarding the graphic text and/or artwork included in your filing.

4. Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please provide support for the following statements regarding "the characteristics of the traditional procurement process" and the statements under "our solutions" listed on page 2.

5. It is unclear to us whether any vertical market is more material to you than the three others. To the extent that any vertical market is more important to your operations, please discuss this in Business and Management's Discussion and Analysis and consider whether risk factor disclosure is appropriate. For example, to the extent that the vertical market relating to state and local governments is material to you, please consider whether there are any risks associated with these relationships, such as the ability of the governments to cancel or renegotiate contracts.

Summary Financial Data, page 7

6. Please revise the title of the "Operating Data" table to clearly disclose the non-GAAP nature of the measures presented.

7. Expand footnotes (3) and (4) to include disclosure of

    - the manner in which management uses each non-GAAP measure to conduct or evaluate its business;

    - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

    - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

    - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

8. Please tell us what consideration you gave to expanding your "Overview" to identify the quantitative (other than Adjusted EBITDA and Adjusted Free Cash Flow) and qualitative factors that your company's executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis. You may also wish to address the material operations, risks and challenges facing your company and how management is dealing with these issues. For example, are there any material risks associated with the growth strategy outlined on page 3? In this regard, we note your summary discussion on page 34.

Key Financial Terms and Metrics

Adjusted EBITDA, pages 35 and 36

9. Revise to clearly identify Adjusted EBITDA as a non-GAAP measure and to provide the disclosures requested in comment 7 above.

Critical Accounting Policies

Stock-Based Compensation, pages 37 - 42

10. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

11. We note that you have applied a marketability discount of 25% for each valuation date for the periods included in your disclosures. Tell us why the discount did not change for the January 2010 grants since it is near to the filing of your IPO. Please advise.

12. Once you include your proposed IPO price in your registration statement:

   - Consider revising your tabular disclosures to include the aggregate fair value all outstanding vested and unvested options and restricted stock based on the estimated IPO price.

- Revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value estimate of the company's common stock determined as of December 31, 2009.

13. For options and restricted stock units, including those expected to be granted pursuant to the Exit Event Bonus Plan, granted subsequent to the most recent balance sheet date presented in the registration statement, revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Results of Operations, page 44

14. Your discussion attributes the increases in your revenues for fiscal years 2009 and 2008 to increases in customers. On page 1 in your prospectus summary, however, you state that "on a dollar basis, [your] annual renewal rate has been 106% over this same time period solely as a result of pricing increases at the time of renewal. Please provide narrative discussion of the extent to which revenue increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources

Net Cash Flows from Operating Activities, page 46

15. Your disclosure appears to merely recite changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers (e.g. quantify the amounts of cash receipts from customers, amounts of cash payments to employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Capital Resources, page 47

16. Under the risk factor subcaption "We are investing significantly in developing and acquiring new product and service offerings…," you indicate that you expect to devote a significant amount of money to expand your services. Also, in your Capital Resources section you state that future capital requirements may vary materially from those now planned depending in part on the expansion of your operations. Please amend to include a brief discussion regarding your plans to expand your operations, providing quantifiable data when possible, so as to provide investors with a clearer understanding of your capital needs. For guidance, see Section III.B of SEC Release No. 33-6835.

Our Business, page 49

17. We note that your solutions are sold under multi-year contracts, generally three to five years in length, for which you invoice customers annually, in advance. Tell us what consideration was given to disclosing your backlog of orders believed to be firm pursuant to Item 101(c)(1)(viii) of Regulation S-K.

18. We note that your third-party data centers are located in North Carolina and Arizona. Please include a discussion of the material terms of any agreements between you and the third-parties regarding your use of these third-party data centers.

19. As a related matter, please provide us with your analysis as to why any agreements relating to your use of the third-party data centers do not have to be filed as exhibits to your filing pursuant to Item 601(10)(ii)(B) of Regulation S-K.

Customers

Customer Case Studies, page 58

20. Please confirm that the three entities listed have agreed to the use of their information in your registration statement.

Management

Executive Officers and Directors, page 63

21. Please provide a more robust discussion of the specific experience, qualifications, attributes or skills of each director. See Item 401(e)(1) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis, page 69

22. We refer to your disclosure on page 69, which appears to be in response to Item 402(s) of Regulation S-K and note that your Compensation Committee believes that your executive compensation program "is aligned with [your] business and risk management objectives" and is not likely to have a material adverse effect on you. Please supplementally describe in further detail the process you took to reach this conclusion.

23. You state on page 69 that in setting executive compensation your board of directors has historically compared the compensation of your executives to your

estimates of executive compensation paid by companies in your industry and region. You further state that those estimates are "based on the experience of [your] board and committee members, informal research of pay practices at other venture-backed companies and reviews of external compensation databases." Please provide us with a more detailed description regarding how the "experience of your board and committee members," the "informal research of pay practices" and the "reviews of external compensation databases" have affected the estimates used in determining the compensation of your executives.

24. As a related matter, regarding the use of executive compensation paid by companies in your industry and region in order to determine the estimates used to determine executive compensation, please tell us supplementally the criteria used in selecting these companies and whether you considered how your company's performance compares to the companies selected.

Annual Bonuses, page 71

25. We note that you provide your executive officers with the opportunity to receive "discretionary cash incentive bonuses." Please include disclosure describing the process (including a description of any specific elements of corporate or individual performance considered) by which any discretionary bonuses were awarded. In this regard, we refer to Mr. Wiehe's receipt of 100% of the discretionary component of his annual bonus. See Item 402(b)(2)(vi) of Regulation S-K.

26. As a related matter, please provide a more detailed explanation of the "equitable adjustments" taken into account in determining the annual bonuses of Mr. Wiehe and Ms. Kaelin.

27. You state on page 71 that "each executive's bonus is based on a target bonus amount and the achievement of bonus criteria, which are specific financial or other business goals to promote the growth and success of [your] business." Your performance targets appear to be material and thus should be disclosed unless the requirements of Instruction 4 to Item 402(b) are met. Please advise and provide us supplementally with a detailed explanation supporting this conclusion. Finally, to the extent that it is appropriate to omit targets, discuss how difficult it will be for the executive or the company to achieve such targets.

Equity Awards, page 72

28. We note your statement that you grant equity awards to your employees and executive officers in order to help align their interests with those of other stockholders. We also note the re-pricing program implemented in March 2009 whereby certain stock option and restricted stock awards held by your employees

and executive officers were cancelled and reissued at lower exercise prices. To the extent that this re-pricing program was not available to all stockholders, please explain how the re-pricing program helps align the interests of your employees and executives with the interests of other stockholders.

Exit Event Bonus Plan, page 73

29. We refer to your disclosure regarding your exit event bonus plan and note that upon the completion of this offering, your executive officers will receive newly issued shares of your common stock in an amount ranging from 0% to 3% of your issued and outstanding shares of common stock immediately prior to such offering depending on your valuation in such offering. Please include in your amended document the names of each named executive officer who will receive shares under this plan as well as tabular disclosure showing the minimum and maximum amounts that these named executive officers will receive under the plan.

30. We presume that you will disclose the actual number of shares received by each person pursuant to the exit event plan in a 424 prospectus filed shortly after effectiveness of the registration statement. Please confirm.

Other Compensation, page 74

31. We note your disclosure on page 85 that you cancelled notes in March 2010 for indebtedness relating to your executive officers' purchase of restricted stock. Please include a discussion regarding the impact, if any, that the forgiveness of these loans had on the amounts of any of the elements of equity compensation established for 2010.

Certain Relationships and Related Party Transactions

Policy for Approving Related Party Transactions, page 85

32. Your disclosure indicates that the company intends to adopt a formal policy for approving related party transactions, but that all of the related-person transactions described in your filing were entered into prior to the adoption of this policy. Please also discuss in this section the policies and procedures that your board of directors has historically applied when reviewing related party transactions. See Item 404(b)(1) and Instruction 1 to Item 404 of Regulation S-K.

Principal and Selling Stockholders, page 86

33. Once the selling stockholders are identified, please ensure that your filing describes the material transactions and relationships between SciQuest and each

of the selling shareholders during the past three years. See Item 507 of Regulation S-K. Further, with respect to selling shareholders, please ensure that you disclose the persons who exercise voting and/or dispositive control of shares held by non-public entities. (In this regard we do note the disclosure of funds associated with Trinity Venture, Intersouth Partners and River Cities SBIC III, L.P.). Finally, please tell us whether any of the selling shareholders are affiliates of registered broker-dealers.

SciQuest, Inc. – Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, pages F-7 and F-8

34. We note that revenue from subscription agreements is accounted for as a single unit of accounting. Refer to your statement that fees related to implementation services are recognized ratably "over the remaining term of the subscription agreement once any contingent performance milestones have been satisfied." Tell us whether implementation services are limited to the first annual payment and whether any revenue arising from the first year is recognized prior to the completion of implementation services. In this regard, confirm, if true, that all revenue, because it is accounted for as a single unit of accounting, is deferred until implementation services are completed.

35. We note that your customer arrangements may include the sale of perpetual licenses and associated PCS. Please describe whether your accounting for arrangements containing perpetual licenses and PCS differs as these elements appear to be within the scope of ASC Topic 985. Please tell us the length of the PCS term and whether any implementation services are associated with these sales. Clarify whether you have established VSOE of fair value for each of these elements and if not, describe how you are able to conclude that such revenue accounted for less than 5% of total revenues in each of the most recent three years. Tell us the dollar amount of revenue recognized from such arrangements in each of the years presented.

36. Further, with regard to services sold separately for subscription agreements that are recognized as performed, tell us the nature of such services, the circumstances under which they are provided and how you established objective and reliable evidence of fair value or VSOE, as applicable, of fair value for these services. Tell us the dollar amount of revenue recognized from such arrangements in each of the years presented.

Concentrations, page F-8

37. We note that your solutions are tailored for your four vertical target markets. Tell us what consideration you have given to disclosing the distribution of revenue across these markets. Refer to FASB ASC 280-10-50-40.

Accounts Receivable, page F-9

38. We note that you have concluded that no allowance for doubtful accounts was necessary at December 31, 2008 and 2009. Your disclosures suggest that your standard payment terms are 30 days, however, your accounts receivable balance appears to represent a significantly greater number of days sales outstanding (DSO). Tell us, and quantify, your DSO for each of the periods presented, the reason why it exceeds what appear to be your standard payment terms and whether you have recognized any bad debt expense or write-offs in any of the periods presented.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 or, in her absence, Stephen G. Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or me at (202) 551- 3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (404) 365-9532
        Grant W. Collingsworth, Esq.
        Seth K. Weiner, Esq.
        Morris, Manning & Martin, LLP